Exhibit 99.1

NANO-X IMAGING LTD

The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 3, 2024

Dear Shareholders:

We cordially invite you to attend the Annual Meeting of Shareholders of Nano-X Imaging Ltd (“we” or the “Company”) to be held at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel 4970602, on December 3, 2024, 03.00 p.m. Israel time (08.00 a.m. EST), and thereafter as it may be adjourned from time to time (the “Meeting”).

The Meeting is convened for the following purposes:

1.      To re-elect each of Erez Meltzer and Nehama Ronen as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified.

2.      To approve the equity-based compensation terms of the non-executive directors who shall serve in such capacity immediately following the Meeting; and

3.      To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2024, and for such additional period until our next annual general meeting.

In addition to considering the foregoing proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

Shareholders of record at the close of business on Monday, November 4, 2024 (the “Record Date”) are entitled to notice of and to vote at the Meeting and any adjournments thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.

If you are a shareholder of record, you can vote either by mailing in your proxy, by Internet or on your smartphone or tablet or in person by attending the Meeting. Only proxies that are received at the offices of the Company at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel, Attention Marina Gofman Feler, Chief Legal Officer or by Broadridge Financial Solutions, Inc. (“Broadridge”) at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, on or before December 2, 2024 at 05:00 p.m. Israel time, will be deemed received in a timely fashion and the votes therein recorded. If you attend the Meeting, you can revoke your proxy and vote your shares in person. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet or smartphone or tablet. If you hold your ordinary shares in “street name” and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Our Board of Directors recommends that you vote FOR the election of each of the director nominees named above and each of the other proposals, which are described in the Proxy Statement.

The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Tuesday, December 10, 2024, at the same time and place. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Each ordinary share is entitled to one vote upon each of the proposals to be presented at the Meeting. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter, is required to approve each of the proposals.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law, 1999 (the “Companies Law”), is Tuesday, November 5, 2024, by delivery of a notice to the Company’s offices located at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel 4970602, not later than 05:00 p.m. Israel Time, November 5, 2024.

This Notice, together with the Proxy Statement describing the various matters to be voted upon at the Meeting and the accompanying proxy card, will be mailed to our shareholders of record. We will mail to our beneficial owners a Notice of Internet Availability of Proxy Materials (the “Notice”) and will post our proxy materials on the website referenced in the Notice. Shareholders may also review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, at www.proxyvote.com as described in the Notice or via the website of the U.S. Securities and Exchange Commission at www.sec.gov as well at the Company’s offices upon prior notice and during regular working hours (telephone number: +972 3 37359202) or on the Company’s website www.nanox.vision until the date of the Meeting.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES OR VOTE OVER THE INTERNET OR ON YOUR SMARTPHONE OR TABLET IN ACCORDANCE WITH THE INSTRUCTIONS ON YOUR PROXY CARD. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR BROADRIDGE NO LATER THAN 48 HOURS PRIOR TO THE MEETING. DETAILED PROXY VOTING INSTRUCTIONS ARE PROVIDED BOTH IN THE PROXY STATEMENT AND ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors,
Erez Meltzer
Acting Chairman of the Board of Directors
October 29, 2024

NANO-X IMAGING LTD
The Ofer Tech Park, 94 Shlomo Shmeltzer Road
Petach Tikva, Israel 4970602

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 3, 2024

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 par value, of Nano-X Imaging Ltd (“we,” “us,” “our” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on 03:00 p.m. IST (08:00 a.m. EST), December 3, 2024 at the Company’s offices at The Ofer Tech Park, 94 Shlomo Shmeltzer Road, Petach Tikva, Israel.

Purpose of the Annual General Meeting

At the Meeting, shareholders of the Company will be asked to consider and vote upon the following: (1) the re-election of each of Erez Meltzer and Nehama Ronen as Class I directors, to serve until the Company’s annual general meeting of shareholders in 2027, and until their respective successors are duly elected and qualified; and (2) the approval of the equity-based compensation terms of the non-executive directors who shall serve in such capacity immediately following the Meeting; and (3) the approval of the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2024 and for such additional period until our next annual general meeting. In addition, at the Meeting, representatives of our management will be available to review and discuss our financial statements for the year ended December 31, 2023.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends that you vote FOR the election of each of the director nominees named above and each of the other proposals, which are described in the Proxy Statement.

Shareholders Entitled to Vote.

You are entitled to notice of, and to vote in person or by proxy at the Meeting, if you are a holder of record of our ordinary shares as of the close of business on Monday, November 4, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, November 4, 2024, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

•        Voting in Person.    If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Inc., you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. If you vote by Internet or smartphone or tablet or by mailing your proxy, there is no need to vote again at the Meeting unless you wish to revoke and change your vote.

•        Voting by mailing your proxy.    If you are a shareholder of record, these proxy materials are being sent directly to you. You may submit your proxy by completing, signing, and mailing the enclosed proxy card that was mailed to you in the enclosed, postage-paid envelope. If your ordinary shares are held in “street name” and you have received printed copies of these proxy materials, please follow the voting instructions provided to you by your broker, trustee or nominee. Proxies must be received by Broadridge Financial Solutions, Inc. (at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717) or at our registered office in Israel no later than forty-eight (48) hours prior to the designated time for the Meeting.

•        Voting by Internet or mobile.    If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. You may also access Internet voting via your smartphone or tablet by scanning the QR image that appears on your proxy card. If you hold shares in “street name,” you may vote those shares by accessing the Internet website address specified in the Notice of Internet Availability of Proxy Materials or in the instructions provided by your broker, bank, trustee or nominee. Submitting an Internet or mobile proxy will not affect your right to vote at the Meeting should you decide to attend the Meeting.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering to us a written notice of revocation, by granting a new proxy bearing a later date or by voting again via the Internet or your smartphone or tablet, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Availability of Proxy Materials

Copies of the proxy card, the Notice and this proxy statement are available at the SEC’s website at www.sec.gov and at the Investors section of our website, https://investors.nanox.vision/financials/sec-filings. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at The Ofer Tech Park, 94 Shlomo Shmeltzer Road Petach Tikva, Israel, Attention Marina Gofman Feler, Chief Legal Officer (telephone number: +972 3 37359202).

Quorum

The presence, in person or by proxy, of at least two shareholders holding at least twenty five percent (25%) of the voting rights, will constitute a quorum at the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will stand adjourned to Tuesday, December 10, 2024, at the same time and place. At such adjourned meeting, the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, voting on the matter, is required to approve each of the proposals being presented at the Meeting.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal, and will have no effect on the vote. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Compensation Of Executive Officers

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2023, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on April 22, 2024 (the “Annual Report”).

BOARD DIVERSITY MATRIX

The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement.

Country of Principle Executive Offices:	Israel

Foreign Private Issuer	Yes

Total Number of Directors	Six
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	4	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	1

PROPOSAL 1
RE-ELECTION OF CLASS I DIRECTORS
(Item 1 on the Proxy Card)

Background

The Company’s Articles of Association provide that the number of directors shall be not less than 5 and not more than 10. There are currently six members on the Company’s Board of Directors. The Company’s Board of Directors is classified into three classes of directors with staggered three-year terms as follows:

Name	Age	Position
Class I Directors Serving until the Meeting
Erez Meltzer	66	Chief Executive Officer and Acting Chairman of the Board of Directors
Nehama Ronen	63	Independent Director
Class II Directors Serving until 2025 Annual General Meeting
Erez Alroy	62	Independent Director
Noga Kainan	70	Independent Director
Class III Directors Serving until 2026 Annual General Meeting
Dan Suesskind	80	Independent Director
Michael Jackman	66	Independent Director

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Each director holds office until the third annual general meeting of our shareholders and until his or her successor is duly appointed, unless the tenure of such director expires earlier pursuant to the Companies Law or unless removed from office as described below.

At the Meeting, the term of the Class I directors, namely, Erez Meltzer, the Acting Chairman of our Board of Directors, and Nehama Ronen, will expire and successor Class I directors shall be elected at the Meeting. Accordingly, our Board of Directors has nominated each of Erez Meltzer and Nehama Ronen for re-election to our Board of Directors as Class I directors for an additional three-year term to expire at the 2027 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified or until their respective office is vacated in accordance with our Articles of Association and the Companies Law.

In addition, Nehama Ronen, who is standing for election at the Meeting, and each of our directors Noga Kainan, Erez Alroy, Dan Suesskind and Michael Jackman qualify as an independent director under the Nasdaq Listing Rules. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of six members, five of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and that he or she possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs.

We are unaware of any reason why any of the nominees, if re-elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors of the Company that they intend to serve as director if re-elected.

Nominees for Director

The following information concerning the director nominees is based on the records of the Company and information furnished to it by the nominees:

Erez Meltzer has served as a member of our board of directors since December 2019, in January 2022, assumed the role of our Chief Executive Officer, and in 2024, was nominated as Acting Chairman of our Board of Directors. Mr. Meltzer served as the Executive Chairman of the board of directors of Hadassah Medical and University Center from 2014 to 2020. Since 2008, Mr. Meltzer has served as a teaching professor at the Tel Aviv Faculty of Medicine in the area of crisis management. Mr. Meltzer served as Executive Vice Chairman and Chief Executive Officer of Gadot Chemicals & Shipping Group from 2009 to 2014. Prior to that, Mr. Meltzer served as Chief Executive Officer of Africa-Israel Ltd. from 2006 to 2007 and President and Chief Executive Officer of Netafim Ltd. from 2001 to 2006. Mr. Meltzer also served as Chief Executive Officer of Creo Scitex from 1996 to 2001. Mr. Meltzer serves as a director of Turpaz Industries Ltd. (TASE), Eltek Ltd. (NASDAQ) and Hadasit Bio Holdings Ltd. (TASE) as well as of a number of private companies.

Nehama Ronen has served as a member of our board of directors since December 2023. Prior to that Ms. Ronen served as the Director General of the Israeli Ministry of Environmental Protection (during the years 1996-1999) and as a member of the Israeli Knesset (during the years 2001-2003). Since 2004, Ms. Ronen has served as the Chairperson of Maman Cargo Terminals & Handling Ltd., Israel’s largest and leading logistic company. From 2005-2019, Ms. Ronen served as Executive Chairperson of ELA Recycling Corporations. Ms. Ronen has served on the board of directors of Tamar Petroleum Ltd. (established to sell the Tamar Gas Reservoir) since 2017, of Dan Public Transportation since 2020 and of Trendlines Group (which invests in innovations in agrifood technologies and MedTech) since 2022. Previously, Ms. Ronen served as a director on the board of directors of Bank Hapoalim (during the years 2010-2015), SHL Telemedicine (during the years 2007-2016) Trucknet Enterprise Ltd. (during the years 2022-2023). Ms. Ronen also previously served as a member of the board of directors of Oil Refineries Ltd., where she also served as the chairperson of its environmental committee and a member of its audit and corporate governance committees (during the years 2008-2011). Ms. Ronen’s civic activities include participating in a number of advisory boards of major Israeli academic institutions. Ms. Ronen holds a B.A. degree in Education and History from Tel Aviv University and Beit Berl Collage, an M.A. degree in Public Management from Haifa University and a diploma from London Business School for special program for Senior Managers.

The following information concerning the other directors of the Company is based on the records of the Company and information furnished to it directors:

Noga Kainan has served as a member of our board of directors since February 2021. Ms. Kainan established in 2008 the forum for owners, chairpersons and CEOs of the leading companies in the Israeli economy. Ms. Kainan also serves as chairperson of the CFO Forum, which brings together the CFOs of the leading companies in the economy, since she established it in 1997. Ms. Kainan’s public activities include membership in committees in the Israeli Prime Minister’s Office, member in the Board of Trustees of Bar Ilan University, the College of Management in Israel, and the council of an NGO for IDF soldiers’ welfare. Ms. Kainan heads an association that she founded to promote the integration of autistic students in academia. Ms. Kainan served as a director of Illumigyn and previously served as a director of the following companies traded on the Tel Aviv Stock Exchange: Bizportal Ltd., Poalim I.B.I — Managing & Underwriting Ltd. and Analyst Provident Funds Ltd. Ms. Kainan also served as director at Oil Refineries Ltd. before the company was listed on the Tel Aviv Stock Exchange. Ms. Kainan served as a representative at the International Association of Financial Executives Institutes (IAFEI). Ms. Kainan, co-authored “Israel — Success Story,” translated to English under the name: “Israel — Island of Success.” Ms. Kainan has a bachelor’s degree in art and literature from Haifa University and an M.B.A. degree from Tel Aviv University.

Dan Suesskind has served as a member of our board of directors since February 2021. Mr. Suesskind served as the Chief Financial Officer of Teva Pharmaceutical Industries Ltd. (“Teva”) from 1977 to 2008 and as a director of Teva for several periods of time until 2018. Mr. Suesskind is currently a director of Nextar Chempharma Solutions Ltd., Sanotize Research and Development Corp., Imed Infinity Medical Limited partnership (TASE) and The Jerusalem Foundation. Mr. Suesskind previously served as a director of the following companies: Israel Corporation Ltd., Redhill Biopharma Ltd., Syneron Medical Ltd., Migdal Ltd., Ness Technologies Inc., the First International Bank of Israel, First International Selective Investment — Portfolio Management Company Ltd., LanOptics Ltd., ESC Medical Systems and the Hadassah Medical Center in Jerusalem. Mr. Suesskind’s public activities include membership in the

Investment Committee of the Israeli Academy of Sciences and Humanities, Ben Gurion University and the Jerusalem Foundation. Mr. Suesskind is a member of the Board of Trustees of the Hebrew University of Jerusalem and of the Board of Trustees of the Ben Gurion University. Mr. Suesskind has a bachelor’s degree in economics and political science from the Hebrew University of Jerusalem and an M.B.A. degree from the University of Massachusetts.

Erez Alroy has served as a member of our board of directors since June 2022. Mr. Alroy was part of the founders of SHL Telemedicine (SIX: SHLTN) and for more than 20 years served in various positions in the SHL Telemedicine group, including 15 years as its Chief Executive Officer. From 2014 and until 2020, Mr. Alroy was a major shareholder and the chairman of Migvan Engineering and Technology. Currently Mr. Alroy is a private investor and consultant and holds several board positions, including SHL Telemedicine Ltd. and Merhavia Holdings and Investments Ltd. (TASE), an investment firm that invests mainly in life science and healthcare companies. Mr. Alroy is also a director of Ayelet, the National Federation of Non-Olympic Sport. Mr. Alroy holds an MBA degree from the Hebrew University of Jerusalem.

Michael Jackman has served as a member of our board of directors since June 2024. Mr. Jackman served as the chief operating officer of the Leidos (LDOS) health group from 2020 to 2024, overseeing the day-to-day operations of the Leidos Health Group to deliver a range of healthcare solutions and services. Prior to that, Mr. Jackman was the chief executive officer of Mach7 Technologies, from 2017 to 2019, a company which focused on modernizing enterprise imaging. In addition, Mr. Jackman was a senior executive at GE Healthcare from 2011 to 2017, serving as the Americas Region CEO for Healthcare Digital (HCIT) and as the General Manager for Enterprise Imaging and care delivery solutions. Prior to 2011, Mr. Jackman held leadership roles for Carestream Health (President HCIT), iSOFT Health Group (EVP Operations), and Eastman Kodak (CTO of Healthcare division) and lastly at IBM, where he started his career in hardware and software and held several leadership positions. Mr. Jackman holds a BSEE in Electrical Engineering from University of Rhode Island, and an MBA in Business Administration from Nova University.

If elected at the Meeting, each of the director nominees (other than Mr. Erez Meltzer, the Acting Chairman of our Board of Directors) shall be entitled to the same cash compensation currently paid to our non-executive directors of $43,000 per annum plus an additional annual fee for service on a board committee of $9,000 per each committee (or $18,000 for the chairperson of a committee), paid in four equal, quarterly installments. If they are elected as directors at the Meeting, the approval of the election of such director nominees will be deemed to be an approval of the foregoing cash compensation. In addition, at the Meeting, shareholders are being asked to approve the grant of options to each of the non-executive director nominees (i.e., other than Mr. Erez Meltzer), subject to their respective election as a director at the Meeting (for more information see Proposal 2). We previously entered into directorship agreements with certain of our directors in connection with their initial nomination to our board of directors. There are currently no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our Company; however, we do have an agreement with Mr. Erez Meltzer, our Chief Executive Officer and Acting Chairman, providing for certain benefits upon termination of his service as Chief Executive Officer (but not as our chairperson).

Proposal

The shareholders are being asked to re-elect each of Erez Meltzer and Nehama Ronen as Class I directors for a term to expire at the 2027 annual general meeting of our shareholders, and until his/her respective successor has been duly elected and qualified, or until his/her office is vacated in accordance with our Articles of Association or the Companies Law. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each of Erez Meltzer and Nehama Ronen as a Class I director for a term to expire at the 2027 annual general meeting of shareholders.

PROPOSAL 2
APPROVAL OF EQUITY-BASED COMPENSATION TERMS TO OUR NON-EXECUTIVE DIRECTORS

(Item 2 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally requires the approval of the compensation committee, Board of Directors and shareholders, in that order.

Our Compensation Committee and Board of Directors determined to approve, subject to shareholder approval, the annual award to each of our non-executive directors following the Meeting of US$60,000 restricted share units (“RSUs”), payable in twelve quarterly payments, such as that the grant date of the RSUs will be as of the date of the Meeting, and every year thereafter, and the amount of RSUs shall be derived from the Company’s share price as of the close of trading on the Meeting date (and thereafter, based on the price at the respective anniversary for each future annual grant) (the “Annual Grant”).

Our Compensation Committee and Board of Directors further approved, subject to shareholder approval, that in the event that a director joins the Board of Directors after the date of the Meeting, the Annual Grant will be pro-rated with respect to such director (with the appointment date serving as the first date of grant).

In considering the Annual Grant, the compensation committee and the Board of Directors reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Compvision, which included a survey of compensation terms for non-executive directors of peer companies, the terms of the Annual Grant, and the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”).

The Annual Grant conforms with the Company’s Compensation Policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Annual Grant to the Company’s non-executive directors who shall serve in such capacity immediately following the Meeting, in such amounts and with such terms and conditions as set forth in Proposal 2 of the Proxy Statement for the Meeting.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN (PWC ISRAEL)
AS THE COMPANY’S INDEPENDENT ACCOUNTANTS

(Item 3 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as our independent registered public accountants for the fiscal year ending December 31, 2024 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.

In accordance with the rules of the SEC, Israeli law and our Articles of Association, our Audit Committee pre-approves and recommends to the Board, and our Board of Directors approves the compensation of Kesselman & Kesselman for audit and other services, in accordance with the volume and nature of their services. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by its independent auditors Kesselman & Kesselman in each of the last two fiscal years.

	Year Ended December 31,
	2023	2022
Audit Fees(1)	$577,464	$577,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	89,911	37,000
All Other Fees(4)	—	11,000
Total	$667,375	$625,000

____________

(1)      “Audit Fees” represents the aggregate fees billed or accrued for the interim reviews and audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

(2)      “Audit-Related Fees” represents the aggregate fees billed or accrued for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

(3)      “Tax Fees” represents the aggregate fees billed or accrued for professional tax services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(4)      “All Other Fees” represents the aggregate fees billed or accrued for services rendered by our independent registered public accounting firm other than services reported under “Audit Fees,” “Audit-Related Fees” and “Tax Fees.”

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders.”

Vote Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2023 will be presented. The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2023, which form part of our annual report on Form 20-F, were filed with the SEC on April 22, 2024, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nanox.vision. None of the audited financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material. This item does not involve a vote of the shareholders.

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that we are subject to those proxy rules.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Erez Meltzer
Acting Chairman of the Board of Directors
October 29, 2024